

September 13, 2010

<u>By U.S. Mail and Facsimile (702) 382-1759</u>

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

      Re: **OICco Acquisition I, Inc.**
             Amendment No. 5 to Registration Statement on Form S-1
             Filed August 27, 2010
             File No. 333-162084

Dear Mr. Gewerter:

We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note you response to prior comment 1. We also note that you have deleted the agreement by Joshua Sisk to deposit his shares in escrow from the list of exhibits on page II-2. Given that Joshua Sisk does not appear to be a party to the escrow agreement in his own right and the escrow agreement does not appear to refer to his outstanding securities but only securities "issued in connection with the offering," please provide the basis upon which you determined that the agreement is not material and therefore need not to be disclosed or filed as an exhibit.

Harold Gewerter, Esq
OICco Acquisition I, Inc.
September 13, 2010
Page 2

Summary Information and Risk Factors, page 4

2.   Refer to our prior comment 4 regarding the requirements for an escrow account
        under Rule 419(b)(1)(ii). Your response does not appear to address the
        requirements of that rule. It remains unclear whether ClearTrust LLC is an
        insured depositary institution. If it is not, please revise your escrow arrangements
        to comply with the referenced rule.

3.   Your response to prior comment 4 also states that the escrow of Mr. Sisk's shares
        is subject to Rule 419(b)(4) as it relates to the escrow of Mr. Sisk's shares. Please
        explain. We note, for example, that Mr. Sisk does not appear to have entered into
        an escrow agreement with an insured depositary institution.

The Company, page 4

4.   We note your revised disclosure in response to prior comment 5. Please expand
        your revised disclosure to describe clearly when the shares deposited by Joshua
        Sisk may be released from escrow. Refer us to the appropriate sections of the
        applicable agreement governing the release of his securities.

5.   Please ensure that your disclosure is current. We note that you continue to state
        that shares held by Joshua Sisk "will be placed in escrow."   See, for example, the
        last sentence in the second paragraph on page 2.

6.   Refer to prior comment 6. It remains unclear how the registration of the resale of
        shares by Joshua Sisk and any such resale is consistent with the terms of the
        escrow agreement; therefore, we reissue the comment. Also, please provide clear
        explanations in response to our comments, not simply one word responses.

7.   We note your revised disclosure that Joshua Sisk's shares have already been
        deposited in escrow. Please tell us how the deposit of such securities into escrow
        at this time is consistent with Rule 419(b)(3). For example, how has the identity
        of the purchaser been included on the stock certificates?

The Offering, page 5

8.   We note your revisions in response to prior comments 7 and 8; however, your
        disclosure elsewhere in your filing is contradictory. It remains unclear whether
        the offering will terminate at a specified time consistent with rule 10b-9. Please
        revise for clarity.

Summary Financial Information, page 7

9.   We note your response to our prior comment 10. The $5,908 in general and
        administrative expenses presented here for the periods from inception to

December 31, 2009 and from inception to June 30, 2010, do not agree with the
$908 in general and administrative expenses presented in your income statement
on page F-13, as it appears that you are including the $5,000 of professional fees
in the general and administrative expenses. Please revise this table to present the
amounts separately.

Risk Factors, page 9

Potential Conflicts of Interest…, page 9

10.   Refer to prior comment 11. It remains unclear what personal or professional
        interests you are referencing in this risk factor. Please revise to identify and
        discuss such interests, as requested in our prior comment.

No assurance shares will be sold…, page 12

11.   Refer to prior comment 13. It remains unclear whether you are referring to a sale
        of Joshua Sisk's shares in this offering or some other sale such as in connection
        with a subsequent acquisition. Please revise to clarify. Also, please tell us where
        Mr. Sisk has agreed not to sell his shares in a subsequent transaction for less than
        $0.02 per share. File material agreements as exhibits.

Shares eligible for future sale…, page 12

12.   We note your response to prior comment 14. However we also note that you
        continue to reference Rule 144, for example on page 21. Please reconcile.

Changes In and Disagreements with Accountants on Accounting and Financial
        Disclosure, page 23

13.   We note your response to our prior comment 17. While we see that you have
        revised your disclosure to discuss the PCAOB's revocation of the registration of
        the Blackwing Group, the periods of the related financial statements do not appear
        to correctly refer to the periods audited by the Blackwing Group. Specifically,
        you disclose, "none of the reports of The Blackwing Group on the company's
        financial statements for either of the past two years and the interim period from
        August 31, 2009 – the date of the last audited financial statements- through July
        15, 2010 contained an adverse opinion…" Please explain your reference to the
        past two years and why you believe it is appropriate given the fact that the
        company has only been in existence since July 24, 2009.

14.   In this regard, please tell us why you refer to the date of the last audited financial
        statements through July 15, 2010 when it appears from your related disclosure
        that you dismissed The Blackwing Group on January 10, 2010. Please revise.

15.   We note your response to our prior comment 18. Also, we see that you state,
        "from inception and the interim period from August 31, 2009 – the date of the last
        audited financial statements – through July 15, 2010, there were no disagreements
        with The Blackwing Group, LLC…" Please also revise your disclosure to only
        cover the fiscal period since inception and any subsequent interim period through
        the date of dismissal of the Blackwing Group, LLC as required by Item
        304(a)(1)(iv) of Regulation S-K. From your related disclosures, it appears that
        the subsequent interim period ended on January 10, 2010.

16.   Please refer to our prior comment 19. Please revise your disclosure to disclose the
        date you engaged Sam Kan & Company as required by Item 304(a)(2) of
        Regulation S-K.

Exhibit 5.1

17.   We note the revised legal opinion provided in response to prior comment 25.
        Please provide a revised legal opinion that opines clearly on whether the
        2,000,000 shares will when sold be legally issued, fully paid and non-assessable.
        Also, please expand your opinion regarding the 4,000,000 shares to address
        whether the shares are and will be when sold in this offering legally issued, fully
        paid and non-assessable.

Exhibit 16

18.   We note that in response to our prior comment 26 your former auditor changed
        the reference to Item 4.01 of Form S-1/A4 to Item 23.01 of Form S-1/A4.
        However, we note that the information required by Item 304 of Regulation S-K is
        called for by Item 11 of Form S-1. Please have Blackwing Group, LLC revise its
        letter filed as Exhibit 16 to refer to the correct Item number of Form S-1 or to
        refer to the name of the section of the filing where the information is presented,
        i.e., the section entitled "CHANGES IN AND DISAGREEMENTS WITH
        ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE."

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement, please provide a written statement
from the Company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel at (202) 551-3314 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief